Renaissance Institutional Management LLC

Statement of Financial Condition
Year Ended December 31, 2017

Renaissance Institutional Management LLC

Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PUBLIC

SEC FILE NUMBER
8-66971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Renaissance Institutional Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber 212-829-4490
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Mark Silber</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Renaissance Institutional Management LLC</u> , as of <u>December 31</u> , 20 <u>17</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____



                Signature

President and Chief Financial Officer
Title



Notary Public

LARISSA MICHALOPOULOS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MI6272447
Qualified In New York County
My Commission Expires 11-19-2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Management of Renaissance Institutional Management LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying balance sheet of Renaissance Institutional Management LLC ("the Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2018

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F:(813) 286 6000, www.pwc.com/us

Renaissance Institutional Management LLC

Statement of Financial Condition

December 31, 2017

Assets:	
Cash and cash equivalents	$ 1,570,995
Prepaid expenses	24,084
Fixed assets, net of accumulated depreciation of $510,355	96,129
Total Assets	**$ 1,691,208**

Liabilities and Member's Equity

Total Liabilities	**$ -**
Commitments and contingencies (see note 6)	
Member's Equity	1,691,208
Total Liabilities and Member's Equity	**$ 1,691,208**

The accompanying notes are an integral part of the statement of financial condition.

Renaissance Institutional Management LLC

Notes to Statement of Financial Condition

1. Business

Renaissance Institutional Management LLC ("RIM" or the "Company") was formed under the laws of the State of Delaware on March 18, 2005, and commenced operations on November 1, 2005. RIM is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(i).

RIM engages in the solicitation and referral of investors to Renaissance Technologies LLC ("Renaissance" or the "Member"), an SEC registered investment adviser, on behalf of various private investment funds managed by the Member. RIM is a wholly owned subsidiary of the Member.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

All values in the statement of financial condition are stated in U.S. dollars.

Cash

Cash and cash equivalents consist of cash and highly liquid investments. The Company maintains cash and cash equivalent balances at one global financial institution. This includes amounts invested in short-term money market instruments. At times, deposits at this institution may exceed federally insured amounts. The Company has not experienced any losses on its cash equivalents.

Use of Estimates

The preparation of the statement of financial condition is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could materially differ from these estimates.

3. Related Party Transactions

Net receivables from the Member were settled through a deemed distribution to Member of $1,157,787 as of December 31, 2017. This deemed distribution and a contribution from Member of $288,289 are reflected within the Member's Equity balance on the statement of financial condition. In the future any net receivables from the Member will be similarly settled on an annual basis.

4. Fixed Assets, Net

Fixed assets, net consists of the following:

December 31, 2017	Estimated Useful Lives	Amount
Equipment	5 years	$ 450,052
Telecommunications	5 years	53,528
Software	3 years	102,904
		606,484
Less: Accumulated depreciation		(510,355)
Total fixed assets, net of accumulated depreciation		$ 96,129

Any maintenance costs that materially increase the useful life of the asset are capitalized to the asset's cost basis. Management has reviewed fixed assets for impairment, no such losses were recorded for the year ended December 31, 2017.

5. Regulatory Net Capital Requirements

As a registered broker-dealer, RIM is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2017, the Company had regulatory net capital of $1,570,995 and a regulatory net capital requirement of $5,000. As the Company had no liabilities as of December 31, 2017, the Company's ratio of aggregate indebtedness to regulatory net capital was 0 to 1 at December 31, 2017.

6. Commitments and contingencies

Management has policies and procedures in place to assess and review for commitments and contingent liabilities. In December 2017, management identified instances in which RIM engaged in transactions in various states where it was not registered as a broker-dealer and for which a registration exemption may not have been available. As a result, there is a reasonable possibility that RIM may incur penalties or fines related to those transactions. As of February 20, 2018, the date that the statement of financial condition was issued, management is unable to estimate the timing of the ultimate resolution of this matter, or a related reasonably possible loss or range of loss, if any. Based on current knowledge, management considers that the eventual outcome of this matter will not have a material adverse effect on the financial condition of the entity.

7. Subsequent Events

The Company evaluated all events that occurred for January 1, 2018 through February 20, 2018, the date the statement of financial condition was available to be issued. During the period, the Company did not have any material recognizable subsequent events that would require disclosure in the Company's statement of financial condition.